SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JAN 21 2003

DIVISION OF MARKET REGULATION

03002590

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 2-20-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53539

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NW: Presidio Capital Advisors, LLC, formerly Innovent Securities Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8205 Santa Monica Blvd., #298
(No. and Street)

Los Angeles, (City) California (State) 90046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jason Posovsky 310-625-9292
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260 (Address) Los Angeles, (City) California (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jason Posovsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Capital Advisors, LLC, formerly Innovent Securities Group, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

KARLA A. BROCK
Comm.# 1258019
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires March 24, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2002

PRESIDIO CAPITAL ADVISORS, LLC, formerly
INNOVENT SECURITIES GROUP, LLC
8205 SANTA MONICA BLVD., #298
LOS ANGELES, CA 90046

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Presidio Capital Advisors, LLC, formerly
Innovent Securities Group, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Presidio Capital Advisors, LLC, formerly Innovent Securities Group, LLC as of December 31, 2002 and related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Presidio Capital Advisors, LLC, formerly Innovent Securities Group, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Presidio Capital Advisors, LLC, formerly Innovent Securities Group, LLC as of December 31, 2002 and the results of its operations, stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
January 9, 2003

PRESIDIO CAPITAL ADVISORS, LLC, formerly
INNOVENT SECURITIES GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	
Checking	$ 6,052
TOTAL ASSETS	$ 6,052

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 0
	0
MEMBER'S EQUITY	
Member's equity	$13,920
Accumulated deficit	(7,868)
	6,052
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 6,052

See Accompanying Notes to Financial Statements

PRESIDIO CAPITAL ADVISORS, LLC, formerly
INNOVENT SECURITIES GROUP, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	$ 0
OPERATING EXPENSES – filing fees	1,938
(LOSS) BEFORE TAX PROVISION	(1,938)
STATE INCOME TAX PROVISION	902
NET (LOSS)	$(2,840)

See Accompanying Notes to Financial Statements

PRESIDIO CAPITAL ADVISORS, LLC, formerly
INNOVENT SECURITIES GROUP, LLC
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Member's Equity	Accumulated Deficit	Total
Balance, December 31, 2001	$11,100	$(5,028)	$(6,072)
Capital Contributed	2,820		2,820
Net (Loss)		(2,840)	(2,840)
Balance at December 31, 2002	$13,920	$(7,868)	$ 6,052

See Accompanying Notes to Financial Statements

PRESIDIO CAPITAL ADVISORS, LLC, formerly
INNOVENT SECURITIES GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:	
Net income (loss)	$(2,840)
Net cash provided (used) in operating activities	$(2,840)
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities:	--
Capital contributed	2,820
Net increase (decrease) in cash	(20)
Cash at beginning of year	6,072
Cash at end of year	$ 6,052

Supplemental Data

Interest Paid	$ 0
Income Taxes	$ 902

See Accompanying Notes to Financial Statements

PRESIDIO CAPITAL ADVISORS, LLC, formerly
INNOVENT SECURITIES GROUP, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Total ownership equity	$ 6,052
Less: Nonallowable assets	
NET CAPITAL	$ 6,052

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital indebtedness 6-2/3% of net aggregate indebtedness	$ --
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 1,052
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$ 6,052

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ --
Percentage of aggregate indebtedness to net capital	--

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to rule 179-5(d)(4):

NONE REQUIRED

See Accompanying Notes to Financial Statements

PART II

PRESIDIO CAPITAL ADVISORS, LLC, formerly

INNOVENT SECURITIES GROUP, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2002

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Presidio Capital Advisors, LLC, formerly
Innovent Securities Group, LLC.
Los Angeles, California

In planning and performing my audit of the financial statements of Presidio Capital Advisors, LLC, formerly Innovent Securities Group, LLC (thereafter referred to as the "Company") for the year ended December 31, 2002, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Board of Directors
Presidio Capital Advisors, LLC, formerly
Innovent Securities Group, LLC
Los Angeles, California

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2002 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
January 9, 2003